UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2021

SUSTAINABLE OPPORTUNITIES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39281	98-1523768
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Bryan Street, Suite 4141 Dallas, Texas	75201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (952) 456-5304

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SOAC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	SOAC	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SOAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On March 4, 2021, Sustainable Opportunities Acquisition Corp., a Cayman Islands exempted company (“SOAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SOAC, 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada (“NewCo Sub”), and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the “Company” or “DeepGreen”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of each of SOAC and the Company.

The Business Combination

Pursuant to the Business Combination Agreement, SOAC will migrate to and be continued as a company in British Columbia, Canada (the “SOAC Continuance”). Following the SOAC Continuance, pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), (i) SOAC will acquire all of the issued and outstanding shares in the capital of the Company (the “Company Shares”) from the Company shareholders in exchange for SOAC Common Shares (as defined below) and Company Earnout Shares (as defined below) (the “Share Exchange”), (ii) the Company will become a wholly-owned subsidiary of SOAC, and (iii) the Company and NewCo Sub will amalgamate to continue as one unlimited liability company, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement and the Plan of Arrangement and in accordance with the provisions of applicable law (collectively, with the Share Exchange, the “Share Exchange and Amalgamation” and, together with the other transactions contemplated by the Business Combination Agreement, the Plan of Arrangement and the ancillary documents entered into in connection with the Business Combination Agreement, collectively, the “Business Combination”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, pursuant to the Plan of Arrangement, each option to purchase common shares in the capital of the Company (the “DeepGreen Options”) will become an option to purchase SOAC Common Shares and Company Earnout Shares on the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding DeepGreen Options immediately prior to closing of the Business Combination.

The Business Combination is expected to close in the second quarter of 2021, following the receipt of the required approval by SOAC’s stockholders and the fulfillment of other conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, pursuant to the Plan of Arrangement, the shareholders and the optionholders of the Company will be entitled to receive, in exchange for their Company Shares or DeepGreen Options, as applicable, an aggregate of (i) will receive shares in the capital of SOAC or comparable equity awards that are settled or are exercisable for shares in the capital of SOAC, as applicable, based on an implied Company equity value of $2.25 billion after giving effect to the SOAC Continuance (the “SOAC Common Shares”), (ii) 5,000,000 Class A Special Shares, (iii) 10,000,000 Class B Special Shares, (iv) 10,000,000 Class C Special Shares, (v) 20,000,000 Class D Special Shares, (vi) 20,000,000 Class E Special Shares, (vii) 20,000,000 Class F Special Shares, (viii) 25,000,000 Class G Special Shares and (ix) 25,000,000 Class H Special Shares, in each case, in the capital of SOAC (collectively, the “Company Earnout Shares”), or, as applicable, options to purchase such SOAC Common Shares and Company Earnout Shares.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, immediately prior to closing of the Business Combination, Sustainable Opportunities Holdings LLC, a Delaware limited liability company (the “Sponsor”), will exchange 10% of the SOAC Common Shares it will own following the SOAC Continuance for (i) 500,000 Class I Special Shares (the “Sponsor Earnout Shares”) in the capital of SOAC, and (ii) 741,000 Class J Special Shares in the capital of SOAC (the “Class J Special Shares”).

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Each of SOAC and the Company has also agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the SOAC board of directors shall consist of nine directors, which shall be comprised of eight individuals determined by the Company prior to the effectiveness of the Registration Statement on Form S-4 (the “Registration Statement”) and one director determined by the Sponsor, prior to the effectiveness of the Registration Statement. In addition, SOAC has agreed to adopt an equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of SOAC and the Company to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction preventing the consummation of the Business Combination, (ii) the effectiveness of the Registration Statement, (iii) the approval of SOAC’s shareholders, (iv) the approval of the Company’s shareholders and optionholders, (v) receipt of a final Canadian court order with respect to the Plan of Arrangement (the “Final Order”), (vi) receipt of approval or deemed approval by the applicable minister under Part IV of the Investment Canada Act (Canada) (if required), (vii) the approval by NYSE of SOAC’s initial listing application in connection with the Business Combination and (viii) SOAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the closing of the Business Combination.

In addition, the obligation of the Company to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the aggregate cash proceeds from SOAC’s trust account, together with the proceeds from the PIPE Financing (as defined below), equaling no less than $250,000,000 (after deducting any amounts paid to SOAC shareholders that exercise their redemption rights in connection with the Business Combination and net of SOAC’s unpaid transaction expenses and SOAC’s unpaid liabilities), (ii) no SOAC Material Adverse Effect (as defined in the Business Combination Agreement) having occurred that is continuing, (iii) SOAC having delivered, or caused to be delivered, to the Company, the Registration Rights Agreement (as defined in the Business Combination Agreement), duly executed by an authorized officer of SOAC and (iv) SOAC having taken all actions necessary or appropriate such that the board of directors of SOAC consists of the number of directors, and is comprised of the individuals, determined pursuant to the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, by (i) mutual written consent of SOAC and the Company, (ii) SOAC if the representations and warranties of the Company are not true and correct or if the Company fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) the Company if the representations and warranties of any SOAC Party (as defined in the Business Combination Agreement) are not true and correct or if any SOAC Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) either SOAC or the Company if the Business Combination is not consummated by October 4, 2021, subject to certain limited exceptions, (v) either SOAC or the Company, if any governmental entity of competent jurisdiction shall have issued an order permanently enjoining or prohibiting the Business Combination and such order shall have become final and nonappealable, (vi) either SOAC or the Company if certain required approvals are not obtained by SOAC shareholders after the conclusion of a meeting of SOAC’s stockholders held for such purpose at which such shareholders voted on such approvals and (vi) SOAC if the Company Required Approval (as defined in the Business Combination Agreement) is not obtained at the Company Shareholder Meeting (as defined in the Business Combination Agreement).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement) and for customary obligations that survive the termination thereof (such as confidentiality obligations).

Alternative Transaction

In the event that the Final Order is not obtained (for any reason other than as a result of a material breach of SOAC’s covenants or obligations under the Business Combination Agreement), the parties to the Business Combination Agreement agreed to take all actions reasonably required to execute and deliver all related documentation in order to complete the Business Combination by way of an amalgamation under Part 9, Division 3 of the BCBCA (an “Alternative Transaction”). In such event, the parties may consider effecting a share exchange for certain shareholders prior to consummating the Alternative Transaction.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. SOAC does not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Sponsor, (ii) the Company and (iii) each of Rick Gaenzle, Isaac Barchas and Justin Kelly, each of whom is a holder of Class B ordinary shares of SOAC (collectively, the “Insiders”) entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the Insiders agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the SOAC Continuance), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of SOAC or any other anti-dilution or similar protection with respect to their Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) solely with respect to the Sponsor, subject to and conditioned upon the closing of the Business Combination Agreement and effective as of immediately following the SOAC Continuance, to exchange 741,000 SOAC Class B ordinary shares held by the Sponsor for 741,000 Class J Special Shares in the capital of SOAC and 500,000 Class I Special Shares (the “Sponsor Earnout Shares”) in the capital of SOAC after giving effect to the SOAC Continuance, convertible into SOAC Common Shares and redeemable with their terms, (iv) be bound by certain other covenants and agreements related to the Business Combination and (v) be bound by certain transfer restrictions with respect to his, her or its shares in SOAC prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, SOAC entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors, pursuant to which such investors agreed to subscribe for and purchase, and SOAC agreed to issue and sell to such investors, substantially concurrently with the Closing (as defined in the Business Combination Agreement), an aggregate of 33,030,000 shares of SOAC Common Shares for $10.00 per share, for aggregate gross proceeds of $330,300,000 (the “PIPE Financing”). The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that SOAC will grant the investors in the PIPE Financing certain customary registration rights. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the forms of Subscription Agreements, copies of which are attached as Exhibit 10.2 and Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain shareholders and optionholders of the Company (collectively, the “DeepGreen Shareholders”) entered into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with SOAC, pursuant to which the DeepGreen Shareholders have agreed to, among other things, (i) support and vote in favor of the Company Arrangement Resolution (as defined in the Business Combination Agreement) and any Alternative Transaction (as defined above), (ii) irrevocably appoint SOAC or any individual designated by SOAC as such DeepGreen Shareholder’s attorney-in-fact, with full power of substitution in favour of SOAC, to take all such actions and execute and deliver such documents, instruments or agreements as are necessary to consummate the transaction contemplated by the Business Combination Agreement, including acting as a proxy, to attend on behalf of such DeepGreen Shareholder, at any meeting of the DeepGreen Shareholders with respect to the Business Combination and (iii) be bound by certain other covenants and agreements related to the Business Combination. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

The foregoing description of the Transaction Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Transaction Support Agreement, a copy of which are attached is Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The SOAC Common Shares to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The SOAC Common Shares to be issued in connection with the Share Exchange and Amalgamation will not be registered under the Securities Act in reliance upon the registration requirements as provided in Section 3(a)(10) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On March 4, 2021, SOAC issued a press release announcing the execution of the Business Combination Agreement and the PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that SOAC has prepared for use in connection with the Business Combination and the PIPE Financing, dated March 4, 2021.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed Business Combination, SOAC intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SOAC's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC's shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp., 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada.
10.1	Sponsor Letter Agreement, dated as of March 4, 2021, by and among Sustainable Opportunities Holdings LLC, certain other holders set forth on Schedule I thereto, Sustainable Opportunities Acquisition Corp. and DeepGreen Metals, Inc.
10.2	Form of PIPE Subscription Agreement for institutional investors.
10.3	Form of PIPE Subscription Agreement for accredited investors.
10.4	Form of Transaction Support Agreement.
99.1	Press Release, dated March 4, 2021.
99.2	Investor Presentation, dated March 4, 2021.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 4, 2021	SUSTAINABLE OPPORTUNITIES ACQUISITION CORP.
	By:	/s/ Scott Leonard
		Name:	Scott Leonard
		Title:	Chief Executive Officer